Josh Seidenfeld

T: (650) 843-5862

jseidenfeld@cooley.com

November 18, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Franklin Wyman
Mary Mast
Gary Guttenberg
Christine Westbrook

Re:	AN2 Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted September 24, 2021
CIK No. 0001880438

Ladies and Gentlemen:

On behalf of AN2 Therapeutics, Inc. (the “Company”), the following information is in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 22, 2021 (the “Comment Letter”) with respect to the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on September 24, 2021 (the “DRS”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1 (“DRS Amendment No. 1”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in DRS Amendment No. 1.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 1.

Draft Registration Statement on Form S-1 Submitted September 24, 2021

Prospectus Summary

Overview, page 1

1.

Please revise the disclosure in your Summary to make clear that your clinical development of epetraborole is limited to the ongoing Phase 1b trial being conducted in healthy volunteers in Australia. Address in your revisions that you anticipate enrolling 56 volunteers, as referenced on page 108, and include the number of volunteers enrolled to date. Please also expand your discussion to substantiate your statement that you believe your planned Phase 2/3 trial will be sufficient to proceed to a marketing application for epetraborole. In this regard, we note your

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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November 18, 2021

Page Two

disclosure on page 17 that differences with prior clinical trials, including differences in patient populations, targeted indication, formulation and trial design will limit the use of prior clinical data for epetraborole. Please also balance your disclosure with discussion of the following:

•	Earlier clinical trials were not conducted in patients with non-tuberculous mycobacterial (NTM) lung disease, as referenced on page 17; and

•	That clinical resistance was observed in a Phase 2 clinical trial and three other clinical trials were terminated as a result of these observations, as disclosed on pages 102-103.

Given the current stage of development, please revise your statement concerning the potential for epetraborole to become the backbone of a multi-drug treatment regimen for patients suffering from NTM lung disease as such statements are premature and speculative.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 4, 5, 18, 77, 90, 91, 99, 100, and 113 of the DRS Amendment No. 1 and throughout the DRS Amendment No. 1 where applicable.

2.

We note you cite a “substantial pharmacokinetic and safety data package [that is] expected to reduce risk in the development program” as a reason why epetraborole is an attractive opportunity. Please revise to remove any implication that you will successfully mitigate clinical development risk.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 4 and 99 of the DRS Amendment No. 1.

3.

On page 3, when describing epetraborole, you discuss results from a “previous Phase 1 clinical trial.” Please clarify whether this clinical trial was conducted by a third party or whether you are referring to your ongoing Phase 1b trial.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 4, 91, and 112 of the DRS Amendment No. 1.

Our Pipeline, page 1

4.

Please revise your presentation to shorten the arrow corresponding to your Phase 1 trial for the treatment of treatment-refractory MAC to make clear the current status. In this regard we note that enrollment is ongoing. As written, your presentation implies that you are half way to completion. Your presentation should not imply that earlier trials were conducted in your target indications.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s Phase 1b dose-ranging study in healthy adult volunteers in Australia is nearing completion, as five out of seven dose cohorts have been completed, the sixth cohort was truncated after the enrollment of two patients and enrollment has begun in the final food-effect cohort, which remains to be completed. Final unblinded data from this trial is expected in the fourth quarter of 2021. However, the Company has revised the pipeline chart on pages 2 and 94 of the DRS Amendment No. 1 to clarify that the Phase 1b trial is being conducted in healthy volunteers.

5.

It appears your development of epetraborole for the treatment of meliodidosis and tuberculosis is limited to preclinical research discussed on pages 110-111 and that you have not secured funding for these programs. Please provide us with your analysis supporting the materiality of these programs to your business such that inclusion in your pipeline table is appropriate. Alternatively, please remove these programs from the table.

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November 18, 2021

Page Three

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that these programs are an important source of funding for the Company. The Company entered into an Amended and Restated Global Health Agreement with Adjuvant Global Health Technology Fund L.P. and Adjuvant Global Health Technology Fund DE L.P. in connection with Adjuvant’s investment in the Company’s Series A and Series B redeemable convertible preferred stock financings. Pursuant to that agreement, the Company must use reasonably diligent endeavors to develop epetraborole for melioidosis and tuberculosis and any other mutually agreed-upon products for at-risk developing countries. The Company has also entered into research agreements with the National Institutes of Health to further early development and dose selection of epetraborole in both of these indications, including in vivo studies in tuberculosis and in vitro hollow-fiber studies for melioidosis. The Company believes these partners provide substantial technical and capital resources to advance the melioidosis and tuberculosis programs and provide material benefits to the Company and to its NTM program as a whole. The Company has revised the disclosures on pages 1 and 91 of the DRS Amendment No. 1.

Our Solution, page 3

6.

We note your statement that in previous clinical trials epetraborole was “generally safe and well-tolerated.” Please revise these and any similar statements throughout your registration statement that imply your product candidate is safe or effective as such determinations are made solely by the FDA or comparable regulatory bodies. As a non- exhaustive list of examples only, we note the following disclosures:

•	Epetraborole has demonstrated broad antimycobacterial activity against MAC…; and

•	Based on the potent in vivo efficacy seen in preclinical mouse models….

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 4, 21, 91, 99, 101, and 108 through 112 of the DRS Amendment No. 1 and throughout the DRS Amendment No. 1 where applicable.

7.

We note your disclosure that you intend to conduct trials and pursue marketing authorizations with epetraborole in additional geographies outside of the United States and Europe, with an initial focus in Japan. Please discuss regulatory approval requirements in Europe and Japan under an appropriate heading in the Business section.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 132 through 139 of the DRS Amendment No. 1.

Risks Associated with our Business, page 5

8.

Please add a bullet point highlighting the risks associated with your licensing arrangements, including that you are dependent on your license agreement with Anacor and that a breach by Brii Biosciences of your out-license agreement could result in a breach under your in-license agreement with Anacor, as referenced on page 39.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 6 and 38 of the DRS Amendment No. 1.

Implications of Being an Emerging Growth Company, page 6

9.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

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November 18, 2021

Page Four

Response: The Company respectfully acknowledges the Staff’s request and will supplementally provide to the Staff, under separate cover, with copies of written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

Risk Factors, page 12

10.	Please revise this section to relocate any generic risk factors you present to the end of the section under the caption “General Risk Factors.” Refer to Item 105(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 23, 36, 57, and 60 through 65 of the DRS Amendment No. 1.

Risks Related to Regulatory Approval of Epetraborole..., page 49

11.

Please revise your discussion of the FDA’s limited-population antibacterial drug (LPAD) pathway to remove any implication that the FDA’s approval of Insmed’s Arikayce under this pathway makes it more likely that you will secure marketing approval for epetraborole. Please also revise to disclose the labeling requirements applicable under this pathway.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 49 of the Registration Statement.

Risks Related to this Offering.

Our amended and restated certificate of incorporation will provide that the Court of Chancery..., page 61

12.

We note your disclosure on page 160 that your choice of forum provision would not apply to claims brought to enforce any duty or liability created by the Securities Exchange Act. Please revise your risk factor disclosure to so state and ensure that the exclusive forum provision in your governing documents states this clearly. Please also disclose that your forum selection provisions may increase costs for an investors to bring a claim. Please also revise your disclosure concerning your federal forum selection provision to disclose that there is uncertainty as to whether a court would enforce such provision. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 60 of the DRS Amendment No. 1.

Management’s Discussion and Analysis

Stock-Based Compensation

Common Stock Valuations, page 83

13.	Please disclose the specific methodology used to determine your enterprise value and the nature of any significant assumptions used.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 84 and 85 of the DRS Amendment No. 1.

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November 18, 2021

Page Five

Business

Prior Clinical Experience with Epetraborole, page 102

14.	We note that your disclosure that previous epetraborole studies were discontinued in 2010 due to “clinical resistance.” Please explain the term “clinical resistance” and provide specific examples.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 4, 91, and 106 of the DRS Amendment No. 1.

15.

We note your statement on page 104 that in the SAD/MAD Phase 1 study, there were no deaths, serious adverse events (SAEs) or any adverse events leading to withdrawal from the study. Throughout this section, ensure that you disclose all SAEs and the number of patients who experienced them for all SAEs that were determined to be treatment related or that the investigator could not determine were not treatment related.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 110 and 111 of the DRS Amendment No. 1.

Our Global Health Initiatives, page 110

16.

Please expand your disclosure to discuss the preclinical mouse model and in vitro studies referenced in this section, including when they were conducted. Please revise statements that present your conclusions regarding efficacy, such as “Epetraborole has demonstrated effectiveness [in] in vitro and in vivo mouse models of melioidosis.” You may present results from your study but may not conclude that the data establishes efficacy. Additionally, given the early stage of development for these indications, please revise your disclosure concerning the potential of epetraborole to have a significant impact on the global health system as such statements are premature and speculative.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 111, 112, 114, and 115 of the DRS Amendment No. 1 and throughout the DRS Amendment No. 1 where applicable.

Adjuvant Global Health Agreement, page 111

17.

We note your disclosure that you have obligations under the Adjuvant Global Health Agreement to, among others, use reasonably diligent efforts to develop epetraborole for melioidosis and tuberculosis and to develop regulatory strategies and pursue necessary product registrations and actively seek funding from governmental grants and other granting sources. You state that if you do not maintain compliance with these and other program-related investment commitments, Adjuvant may be entitled to repayment of any portion of its investment that is not used for the purposes outlined in the agreement. Please revise to clearly explain the terms under which Adjuvant would be entitled to repayment. To the extent your activities to date pursuant to your obligations are limited to preclinical research referenced on pages 110-111, please revise to so state. Alternatively, please describe your activities to date. Additionally, please file the agreement as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 116 and 118 of the DRS Amendment No. 1. The Company has also revised the Registration Statement to include the Adjuvant Global Health Agreement as an exhibit thereto.

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November 18, 2021

Page Six

Licensing Agreements

License Agreement with Anacor Pharmaceuticals, Inc., page 112

18.

Please revise this section to disclose aggregate potential milestone payments segregated by development, regulatory and commercial sales milestones. Where applicable, disclose the royalty rate or range not to exceed ten percentage points per tier. Additionally, please provide the number of years related to the royalty term and the anticipated expiry of exclusivity and the last-to-expire patent licensed under the agreement. Please also clarify the financial terms triggered by your out-license agreement with Brii Biosciences Limited.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 83 and 117 of the DRS Amendment No. 1.

License Agreement with Brii Biosciences Limited, page 113

19.

Please revise this section to disclose aggregate potential milestone payments segregated by development, regulatory and commercial sales milestones. Where applicable, disclose the royalty rate or range not to exceed ten percentage points per tier. Additionally, please disclose the royalty term, duration of the agreement and termination provisions.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 117 and 118 of the DRS Amendment No. 1.

6. Commitments and Contingencies

Adjuvant Global Health Agreement, page F-16

20.

Describe and quantify the covenants you are required to maintain governing your contingent obligation to repay Adjuvant for “any portion of its investment that is not used for purposes outlined in the Global Health Agreement.” Tell us supplementally why you believe repayment will not be required.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages F-16 and F-17 of the DRS Amendment No. 1. The Company supplementally advises the Staff that the discussed covenants are not financial in nature and therefore quantifying the obligations is difficult. However, because the preclinical, nonclinical, clinical, and CMC work conducted on the epetraborole program will support the use of epetraborole for melioidosis and tuberculosis, the Company does not believe repayment to Adjuvant will be required. Specifically, the Company does not believe repayment of Adjuvant’s initial investment in connection with the Company’s Series A financing will be required as such investment had been fully utilized against epetraborole program expenses as of December 31, 2020, and all funds from the Series A financing have been utilized to date. Adjuvant invested an additional $7 million as part of the Company’s Series B financing in March 2021, which is also subject to a repayment obligation. Adjuvant’s proceeds have been utilized 100% toward the epetraborole program, which has incurred costs of $18.2 million through September 30, 2021.

* * *

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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November 18, 2021

Page Seven

Please contact me at (650) 843 5862 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

/s/ Josh Seidenfeld

Josh Seidenfeld

cc:	Eric Easom, AN2 Therapeutics, Inc.
Lucy Day, AN2 Therapeutics, Inc.
Sally Kay, Cooley LLP
Anitha Anne, Cooley LLP
Emily Roberts, Davis Polk & Wardwell LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com